

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2017

Huang Pin Lung
Chief Executive Officer
Gushen Inc.
The Troika
Lot 202 Level 2, Tower B,
19 Persiaran KLCC
The Troika, 50450
Kuala Lumpur
Malaysia

>   **Re: Gushen Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed August 15, 2017**
>   **File No. 0-55666**

Dear Mr. Huang Pin Lung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that you disposed of the assets of your operating subsidiary, Gushen Credit Limited, on April 27, 2017, approximately 60 days after filing a Form 15. Since the termination of a reporting company's reporting obligations takes effect 90 days after filing the Form 15, please advise us how you complied with the requirements of Section 14A of the Exchange Act, and applicable Nevada law, with respect to a shareholder vote concerning this disposition.

Huang Pin Lung
Gushen Inc.
September 8, 2017
Page 2

Business, page 1

2.   Please revise to clarify your expected timing in developing into an operating company. Disclose when you expect to begin hiring additional employees and whether you plan to begin offering your services to clients prior to hiring additional employees.

3.   Please clarify what is meant by the phrase "capital support" at the bottom of page 2.

4.   Please revise to clarify the level of knowledge and experience of your current officers and directors with respect to IT and managerial expertise. For example, you refer on page 3 to "our director's know how to get a business on a crowd funding intermediary," yet in the following paragraph you state that "the knowledge our current officers and directors have of crowdfunding is very limited." On page 4 you refer to "the experience, knowledge, and expertise of our current staff."

Risk Factors, page 5

We will require additional funds in the future . . ., page 5

5.   Please provide greater quantification regarding your future needs for additional funding, including the timing of those needs. Provide greater detail under "Liquidity and Capital Resources."

Financial Information, page 12

6.   Please revise to clarify and discuss in more detail how you expect to implement your plan of operation, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps. Explain clearly what steps you have taken to date and which steps remain to be implemented.

Market Price of and Dividends . . ., page 22

7.   You state here that your common stock is currently quoted on the OTC Pink, although on page 9 you state that there is no established public trading market for your securities. Please revise to clarify, and state clearly if you will be applying for quotation on the OTCQB.

Recent Sales of Unregistered Securities, page 23

8.   Please disclose all unregistered sales made within the last three years, as required by Item 10 of Form 10 and Item 701 of Regulation S-K.

Financial Statements
9. Investment and Divestment, page F-12

9.   We note on August 5, 2016 you acquired a Hong Kong company named Gushen Credit
       Limited which you then decided to dispose of for proceeds of $105, 000. In this regard,
       tell us how you accounted for both the acquisition and disposal. We note that you do not
       disclose the acquisition price, and we do not see proceeds of $105,000 in your
       consolidated statement of cash flows on page F-6.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202)
551-3436, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any
other questions.

                                          Sincerely,

                                          /s/ Terry French for

                                          Larry Spirgel
                                          Assistant Director
                                          AD Office 11 – Telecommunications